THE THIRTY-EIGHT HUNDRED FUND, LLC

3800 Howard Hughes Parkway, Suite 900

Las Vegas, NV 89169-0925

VIA EDGAR

March 6, 2008

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

The Thirty-Eight Hundred Fund, LLC

(File No. 811-22158)

Ladies and Gentlemen:

On behalf of The Thirty-Eight Hundred Fund, LLC (the “Company”), we enclose the following documents for filing pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the Company’s fidelity bond issued by Federal Insurance Company (the “Bond”) covering the one-year period beginning February 14, 2008 (attached as Exhibit A); and

2.	One copy of the resolutions adopted by the Company’s board of directors on February 14, 2008, including all of the directors who are not “interested persons” of the Company, approving the amount and form of the Bond and the portion of the premiums to be paid by the Company (attached as Exhibit B).

The Bond was prepaid for a term of one year beginning February 14, 2008.

If you have any questions or require additional information, please contact Stacy Winick at (202) 955-7040.

Very truly yours,

/s/ Garth H. Wahlberg
Garth H. Wahlberg Secretary, The Thirty-Eight Hundred Fund, LLC

cc:	Stacy H. Winick (w/encls.)